Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

Dollars in Thousands

						Nine Months Ended
	Years Ended December 31,					September 30,
	2008	2009	2010	2011	2012	2013

Earnings:
Income from continuing operations	$26,477	$49,594	$43,080	$108,501	$226,417	$243,546
Equity income (greater than) less than distributions	(2,875)	(2,871)	3,316	(3,778)	(2,775)	(4,696)
Less: capitalized interest	(2,355)	(3,401)	(2,499)	(7,583)	(9,238)	(5,255)
Total earnings	21,247	43,322	43,897	97,140	214,404	233,595

Fixed Charges:
Interest and debt expense	75,410	75,147	89,169	119,561	114,980	94,827
Capitalized interest	2,355	3,401	2,499	7,583	9,238	5,255
Portion of rentals representing an interest factor	6,723	7,052	7,092	10,039	11,865	8,320
Total fixed charges	84,488	85,600	98,760	137,183	136,083	108,402

Earnings available for fixed charges	$105,735	$128,922	$142,657	$234,323	$350,487	$341,997

Ratio of earnings to fixed charges	1.25	1.51	1.44	1.71	2.58	3.15